Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

RECEIVED
2004 MAY 17 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04030135

SUPPL

May 12, 2004

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

Enclosures

(1) March 31st, 2004:	Interim Report for the quarter ended March 31, 2004
(2) May 12th, 2004:	Press Release: Hypo Real Estate Group achieves strong growth in earnings in the first quarter
(3) December 31st, 2004:	Hypo Real Estate Group Annual Report 2003

dlw 5/17

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Group achieves strong growth in earnings in the first quarter

- **Net income before taxes: EUR 55 million after three months**
- **Hypo Real Estate International has doubled pre-tax earnings**
- **Unchanged forecast for the whole of 2004**

Munich, May 12th 2004 – Hypo Real Estate Holding AG has achieved considerable growth in earnings in the first quarter of 2004. Net income before taxes at the international financier of commercial real estate amounted to EUR 55 million in the first three months, compared with the pro-rata prior year figure (1/4 of 2003) of EUR 39 million (+41%). Adjusted by the exceptional income item generated in the prior year as a result of buying the WestHyp minority shares ("Lucky Buy"), the improvement in net income before taxes was 83%. Consolidated profit improved to EUR 41 million from the pro-rata prior year figure of EUR 29 million (+41%). Quarterly earnings per share are stated as EUR 0.31 (pro-rata 2003: EUR 0.22 per share).

For the first three months, the group has reported net interest income of EUR 166 million (pro-rata 2003: EUR 168 million). Provisions for losses on loans and advances are stated as EUR 71 million (pro-rata 2003: EUR 63 million). Excluding the risk shelter of HVB AG however, the addition to loan-loss provisions compared with last year was reduced significantly by EUR 74 million to EUR 104 million. General administrative expenses amounted to EUR 72 million (pro-rata 2003: EUR 65 million). This reflected the higher expenses incurred for expanding the bank's international presence and the additional expenses for Hypo Real Estate Holding AG which was established in September 2003 as the parent company of the group. Accordingly, return on equity at the Hypo Real Estate Group (after taxes) amounted to 4.0% (2003: 2.8%). The cost-income ratio amounted to 37.7%

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

(2003: 35.2%). Compared with the end of last year, the total assets declined by EUR 1.6 billion to EUR 151.3 billion, mainly as a result of the consistent down-sizing of the domestic portfolio in the Germany business segment.

Georg Funke, chairman of the managing board of Hypo Real Estate Holding AG:

"We are very satisfied with the results of the first three months. We have met our targets. We shall maintain the speed which we have set for the future development of the group, and shall continue the success as an international real estate financier which we have been achieving as an independent group since being spun off from HypoVereinsbank at the end of September 2003."

Development in the three business segments

The earnings situation has improved in all business segments of the group.

The growth in earnings is attributable primarily to the segment **Hypo Real Estate International (HREI)**. Compared with the pro-rata prior year figure of EUR 22 million, net income before taxes in this segment has more than doubled to EUR 46 million, one reason being the initial incorporation of the US real estate financing portfolio which was acquired at the end of 2003. Net interest income amounted to EUR 50 million (pro-rata 2003: EUR 34 million). It was again not necessary for any allowances to be set aside for losses on individual loans and advances. A figure of EUR 11 million was set aside to cover loan default risk (pro-rata 2003: EUR 9 million). As a result of the process of expanding the international presence and incorporating US activities, general administrative expenses increased to EUR 26 million compared with the pro-rata prior year figure of EUR 16 million. Nevertheless, the cost-income ratio has improved to 31.3% (previous year: 33.2%). Return on equity after taxes amounted to 9.6% (2003: 4.3%).

The segment **Württembergische Hypothekenbank (WuerttHyp)** experienced the accustomed sound development in business, and achieved net income before taxes of EUR 16 million in the first quarter (pro-rata 2003: EUR 13 million). Net interest income amounted to EUR 26 million (pro-rata 2003: EUR 27 million). General administrative expenses were unchanged at EUR 8 million). Compared with the pro-rata prior year figure, the addition to provisions for losses on loans and advances declined by EUR 1 million to EUR 5 million. Return on equity after taxes improved to 10.1% (2003: 8.2%).

As expected, the scheduled down-sizing of the domestic loan portfolio had a negative impact on operating revenues in the segment **Hypo Real Estate Germany (HREGe)**. Quarterly net income before taxes in this segment amounted to EUR minus 1 million (pro-rata 2003: EUR minus 3 million). The provisions for losses on loans and advances in the segment comprise a pro-rata figure of EUR 32.5 million from the risk shelter by HVB AG. The bank's loan portfolio declined in line with the strategy and amounted to EUR 89.6 billion on 31 March 2004 compared with EUR 92.9 billion on 31 December 2003.

Outlook for 2004

For the year 2004, on the basis of expanding new business abroad and further rapid progress being made with restructuring the domestic portfolio, the Board of Management of Hypo Real Estate Holding AG still expects net income before taxes to increase to between EUR 205 million and EUR 225 million in conjunction with an improvement in net return on equity to 3.5 to 4%.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group - Income statement by business segment (IFSR)

EUR million	HREI	WuerttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
01.01.-31.03.2004	50	26	91	-1	166
¼ of 2003	34	27	105	2	168
Provisions for losses on loans and advances					
01.01.-31.03.2004	11	5	55	-	71
¼ of 2003	9	6	48	-	63
Net interest income after provisions for losses on loans and advances					
01.01.-31.03.2004	**39**	**21**	**36**	**-1**	**95**
¼ of 2003	**25**	**21**	**57**	**2**	**105**
Net commission income					
01.01.-31.03.2004	32	-4	-4	-	24
¼ of 2003	14	-1	-2	-	11
General administrative expenses					
01.01.-31.03.2004	26	8	33	5	72
¼ of 2003	16	8	38	3	65
Balance of other operating income /expenses					
01.01.-31.03.2004	1	-	-	-	1
¼ of 2003	-	-	6	-1	5
Operating profit/loss					
01.01.-31.03.2004	**46**	**9**	**-1**	**-6**	**48**
¼ of 2003	**23**	**12**	**23**	**-2**	**56**
Net income from investments					
01.01.-31.03.2004	-	7	4	-	11
¼ of 2003	-1	1	-	-	-
Balance of other income/expenses					
01.01.-31.03.2004	-	-	-4	-	-4
¼ of 2003	-	-	-26	9	-17
thereof:					
Restructuring expenses					
01.01.-31.03.2004	-	-	2	-	2
¼ of 2003	-	-	22	-	22
thereof:					
Additions to restructuring provisions					
01.01.-31.03.2004	-	-	1	-	1
¼ of 2003	-	-	8	-	8
Profit/loss from ordinary activities / net income/loss before taxes					
01.01.-31.03.2004	**46**	**16**	**-1**	**-6**	**55**
¼ of 2003	**22**	**13**	**-3**	**7**	**39**
Taxes on income					
01.01.-31.03.2004	13	-	-	1	14
¼ of 2003	8	-	1	1	10
Net income/loss					
01.01.-31.03.2004	**33**	**16**	**-1**	**-7**	**41**
¼ of 2003	**14**	**13**	**-4**	**6**	**29**
Minority interest					
01.01.-31.03.2004					-
¼ of 2003					-
Consolidated profit					
1.1.-31.3.2004					**41**
¼ von 2003					**29**

(1) As Hypo Real Estate Holding AG only came into existence when it was entered in the commercial register on 29 September 2003 and numerous restructuring measures took place in the year 2003, we have used the pro-rata values from the audited consolidated financial statements for the period ending 31 December 2003 as previous year values in this interim report in order to improve comparability.

Hypo Real Estate Group
Key ratios by business segment

%	HREI	WuerttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
01.01.-31.03.2004	31.3	36.4	37.9	37.7
31.12.2003	33.2	29.8	34.9	35.2
Return on equity after taxes (net of armotization of goodwill)				
01.01.-31.03.2004	9.6	10.1	-0.2	4.0
31.12.2003	4.3	8.2	-0.7	2.8
Return on equity after taxes				
01.01.-31.03.2004	9.6	10.1	-0.2	4.0
31.12.2003	4.3	8.2	-0.7	2.8

Hypo Real Estate Group: Balance sheet figures

(EUR million)	31.3.2004	31.12.2003
Total volume of lending	107,381	113,726
Balance sheet total	151,294	152,877

Further information:
The interim report for the period ending 31 March 2004 of the Hypo Real Estate Group can be viewed from approx. 08:30 hours onwards today in the internet at www.hyporealestate.com.

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Interim Report at March 31, 2004

Enclosure May 12, 2004
Page 1 of 1

FINANCIAL HIGHLIGHTS

Key indicators		1.1.–31.3.2004	31.12.2003
Return on equity after taxes	%	4.0	2.8
Cost-income ratio (based on operating revenues)	%	37.7	35.2
Operating performance		**1.1.–31.3.2004**	**¼ of 2003**
Operating profit/loss	€ m	48	56
Profit/loss from ordinary activities/net income/loss before taxes	€ m	55	39
Net income/loss	€ m	41	29
Earnings per share	€	0.31	0.22
Balance sheet figures		**31.3.2004**	**31.12.2003**
Total assets	€ bn	151.3	152.9
Shareholders' equity	€ bn	2.7	2.8
Key capital ratios compliant with BIS rules		**31.3.2004**	**31.12.2003[1]**
Core capital	€ bn	4.1	4.1
Equity funds	€ bn	6.1	6.2
Risk assets	€ bn	51.9	54.0
Core capital ratio	%	7.9	7.6
Equity funds ratio	%	11.7	11.5
Share information		**2004**	**2003**
Share price: Year-end (31.3.2004)	€	22.83	19.79
High (8.3.2004)	€	25.00	19.79
Low (2.1.2004)	€	20.80	12.40
Market capitalisation (as of 31.3.2004)	€ m	2,977	2,581
Personnel		**31.3.2004**	**31.12.2003**
Employees		1.449	1.461
Portfolio figures		**31.3.2004**	**31.12.2003**
Volume of international real estate financing	€ bn	23.1	24.2
Volume of German real estate financing	€ bn	39.1	39.4
Volume of State financing	€ bn	72.2	73.9

1) as per approved financial statements.

Preface of the Chairman of the Managing Board

Dear shareholders,

The Managing Board of the Hypo Real Estate Group is satisfied with the development of our company in the first three months of 2004. The actual performance represents a more than 80 % increase in earnings before taxes compared with last year's figure adjusted for a one-off effect. We have thus been able to continue our success as an international real estate financier which we commenced when our operations were spun off from HypoVereinsbank to form an independent group at the end of September 2003.

In all three business segments – Hypo Real Estate International, Württembergische Hypothekenbank and Hypo Real Estate Germany – we have not only met our targets in the first quarter; we have also made further strategic progress. Our international business has benefited from the fact that the US real estate financing portfolio which was acquired at the end of 2003 has been incorporated for the first time and more than doubled earnings compared with last year.

Württembergische Hypothekenbank has again proven to be a pillar of stable earnings within our group, and its figures are more than 20 % up compared with the corresponding period last year. At Hypo Real Estate Germany, we have made further progress in reducing portfolios with a higher risk profile or inadequate margins. The decision made at the beginning of February to outsource administration and support for 72,000 private mortgage loans worth € 5.8 billion to an external service provider was one of the key aspects of our strategy of focussing on our core business. This type of innovative measure will enable us to bundle our resources in Germany and further reduce costs.

Restructuring of domestic business is paving the way for further growth within our group. For instance, at the end of the quarter under review, we were able to transfer equity capital of € 150 million of Hypo Real Estate Germany to Hypo Real Estate International, which accordingly now has greater flexibility for its operations.

As far as our refinancing operations are concerned, we have already placed bonds worth around € 800 million as part of the medium-term note programme worth

€ 10 billion which was set up at the beginning of the year. This is an impressive figure, which underlines the broad acceptance of our group on the capital market.

The first three months of this year have seen a continuation of the positive development in the shares of Hypo Real Estate Holding AG which commenced when the shares were initially listed on October 6, 2003. The shares rose to their all-time high of € 25 at the beginning of March, and since then have stabilized at a high level. On March 22, our shares were included in the MDAX, where it has been a heavyweight right from the very beginning. The fact that we belong to the group of the 80 most important shares in Germany shows us that we are moving in the right direction with our efforts to create confidence in the capital market for the Hypo Real Estate Group.

The company has reported net income before taxes of € 55 million for the first three months of this year. Thanks to the scheduled start which we have made with earnings in the initial quarter, we are able to fully confirm our forecasts for the whole of 2004. We are still predicting pre-tax earnings of between € 205 and 225 million, and return on equity after taxes is expected to increase to 3.5 % to 4 %. Please be assured that we will continue to be fully committed in the course of the next few months in order to meet these objectives.

Kind regards

Georg Funke
Chairman of the Managing Board

Segment reporting

Hypo Real Estate International Hypo Real Estate International has continued its strategic and organizational expansion in the first quarter. The new business unit "Capital Markets" is now set up and is expected to commence operations. Following the opening of locations in Tokyo and Hong Kong, Hypo Real Estate International will now also be operating in selected Asian markets. Co-operation with Württembergische Hypothekenbank is particularly important for optimizing refinancing costs. Transactions have been structured in such a way that the part of financing which is eligible as cover stock is refinanced by Württembergische Hypothekenbank. The initial issues under the MTN programme of around € 800 million have also demonstrated that Hypo Real Estate International has made a good start on the capital market and that it is possible for the ambitious new business targets to be refinanced.

As of March 31, 2004, new loan approvals amounted to € 2.6 billion. This figure is slightly higher than budget. However, in the first quarter of 2004, new commitments were booked to only € 740 million.

DEVELOPMENT OF INCOME Hypo Real Estate International has boosted its operating revenues by 72.9 % compared with the corresponding previous year period to € 83 million; this is due primarily to the expansion of the Group's international presence and the contributions to earnings made by the US real estate financing portfolio.

Accordingly, net interest income improved by € 16 million to € 50 million on a pro-rata basis. Net commission income improved by € 18 million to € 32 million, and includes a one-time commission income due to the sale of profit participation rights (€ 8 million).

As a result of expanding the Group's international presence and incorporation of US activities, general administrative expenses have increased from € 16 million to € 26 million. Overall, the cost-income ratio has still improved to 31.3 % (2003: 33.2 %).

In the first quarter of this year it was again not necessary to set any allowances for individual loans and advances at Hypo Real Estate International. In line with the very conservative risk policy, a provision for losses on loans and advances equivalent to the calculated standard risk costs of € 11 million has precautionary been set (as was the case in financial 2003).

Hypo Real Estate International has accordingly reported net income before taxes of € 46 million. After consideration of the expected pro-rata taxes on income of € 13 million, net income comes in at € 33 million ($^1/_4$ of 2003: € 14 million). Return

on equity after taxes at Hypo Real Estate International has accordingly improved from 4.3 % to 9.6 %.

PORTFOLIO DEVELOPMENT The loan portfolio for which the segment is responsible, and which contains not only outstanding loans but also loan commitments as well as the synthetic part of the loan portfolio of HypoVereinsbank which has been transferred to Hypo Real Estate International, was worth € 18.3 billion on March 31, 2004. Of this figure, around € 12.6 billion (69 %) was attributable to real estate financing and € 5.7 billion (31%) was attributable to municipal bonds which are held by Pfandbrief Bank International (PBI). The above figure does not contain an amount of € 1.0 billion US business which is guaranteed by Hypo Real Estate Bank International – which is responsible for risk – but which is recorded and shown in the accounts of Württembergische Hypothekenbank.

The development since December 31, 2003 reflects new business which has been moderate, as is usual for the first three months, and also reflects high premature repayments. Most new business has been generated in the core countries of the US, France, Germany, central and eastern Europe. The overall volume of commercial real estate financing has declined by € 400 million between the two reference dates.

In regional terms, the percentage of loans in the US has declined compared with the end of 2003. The portfolio continues to demonstrate a broad country diversification. "Other" comprises financing in Germany, Poland, the Czech Republic, Hungary, etc. None of these countries represent more than 1 % of the overall portfolio.

TOTAL PORTFOLIO
As of March 31, 2004



State financing 31 %
Commercial real estate 69 %

PORTFOLIO BY COUNTRIES

As of March 31, 2004


Great Britain 37%
US 20 %
France 23 %
Other 7 %
Spain 4 %
Scandinavia 4 %
Italy 5 %

PORTFOLIO BY PROPERTY TYPE

As of March 31, 2004


Commercial housing construction 4 %
Other 5 %
Hotels 8 %
Office buildings 37 %
Mixed use 25 %
Logistics/warehousing 4 %
Retail trade 17 %

In the break-down of the portfolio on the basis of financed types of premises, office buildings and retail properties are predominant; most of these are also included under the heading "Mixed use".

Württembergische Hypothekenbank Württembergische Hypothekenbank has continued its sound development during the quarter under review. Between January 1, 2004 and March 31, 2004, new loan commitments were stated as € 436 million. Foreign loans continue to be predominant in new mortgage lending, and now represent 61 % of the overall portfolio.

The co-operation with Hypo Real Estate Bank International, which proved to be successful in 2003 for refinancing a US transaction, has further been expanded.

DEVELOPMENT OF INCOME Württembergische Hypothekenbank achieved in-line earnings in the first three months of the current financial year. Operating revenues declined in comparison with the corresponding previous year period from € 26 million to € 22 million (net interest income € –1 million, net commission income € –3 million). However, Württembergische Hypothekenbank saw the net income from investments improve by € 6 million. As the net income from investments is not reflected in the cost-income ratio, this increased from 29.8 % to 36.4 % on the back of constant general administrative expenses.

The € 5 million additions to provisions for losses on loans and advances correspond to the expected pro-rata figure.

As of March 31, 2004, net income before taxes at Württembergische Hypothekenbank was up 23.1 % to € 16 million, which is equivalent to a satisfactory return on equity after taxes of 10.1 % (2003: 8.2 %). No taxes on income are incurred as a result of the profit and loss transfer agreement signed with the parent company in 2003.

PORTFOLIO DEVELOPMENT The loan portfolio for which the bank is responsible, and which in the following also comprises loan commitments, was worth € 26.6 billion on March 31, 2004. Of this figure, around € 12.2 billion (46 %) was attributable to real estate financing and € 14.4 billion (54 %) was attributable to municipal business, incl. bonds and debentures. The entire volume of new real estate business for the first three months amounted to € 436 million, and was generated in the European countries Great Britain, France, the Netherlands, Sweden, Denmark and Switzerland. Government bonds of € 1.4 billion were purchased ahead of scheduled maturities. Overall, the portfolio increased by € 600 million compared with the end of the year. The percentage of state financing remained stable at 54 %.

TOTAL PORTFOLIO
As of March 31, 2004



Housing construction 6 %
Commercial real estate 40 %
Puclic-sector financing business 54 %

Commercial housing is now included under commercial real estate.

PORTFOLIO BY COUNTRIES
As of March 31, 2004



Germany 39 %
Other 2 %
Sweden 6 %
Great Britain 27 %
The Netherlands 7 %
US 8 %
France 10 %
Spain 1 %

COMMERCIAL PORTFOLIO BY PROPERTY TYPE
As of March 31, 2004



Hotels 6 %
Logistics/warehousing 1 %
Other 6 %
Office buildings 58 %
Retail trade 29 %

Foreign loans as of March 31, 2004 represent 61 % of the total portfolio, compared with 59 % as of December 31, 2003, and are distributed mainly over Great Britain, France, the US, the Netherlands and Sweden. "Other" comprises financing in Denmark, Switzerland, Spain and Luxembourg. In the break-down of the commercial real estate portfolio according to type of properties, office buildings and retail properties are predominant (representing around 87 %).

Hypo Real Estate Germany The restructuring process again made scheduled progress in the first quarter of 2004.

As a result of outsourcing support and administration to an external service provider for around 72,000 private mortgage loans worth € 5.8 billion, which no longer belong to the core business of Hypo Real Estate Bank AG, a further consistent step is being taken in the direction of restructuring the bank. This move has not had any impact on the balance sheet, as the portfolio is still entered in the bank's accounts.

The loan portfolio was reduced by a further € 3.3 billion. Existing loans were prolonged with significantly higher margins without resulting in any change in the risk structure. The first quarter saw the adjustment of 48 % of loans where the terms were due for renewal. Average margins of more than 160 basis points were achieved. The bank is therefore considering writing new business by no later than 2005. Notwithstanding the above, the focus will continue to be on consistently reducing portfolios with a higher risk profile or inadequate margins.

DEVELOPMENT OF INCOME At Hypo Real Estate Bank AG, the development in earnings continues to reflect the restructuring of the German real estate financing business. Accordingly, operating revenues declined in comparison with the corresponding previous year period by € 22 million to € 87 million as a result of the downsizing of parts of portfolios with a higher risk profile or inadequate margins. It has to be taken in consideration that last year's figure comprises the pro-rata dividend of FGH Bank (around € 8 million).

General administrative expenses have been reduced by € 5 million compared with last year to € 33 million as a result of the restructuring process and the associated headcount reduction. However, as operating revenues have declined more strongly than general administrative expenses, the cost-income ratio has risen accordingly from 34.9 % to 37.9 %.

The € 55 million additions to provisions for losses on loans and advances are stated as of March 31, 2004 as a net figure after the pro-rata adjustment of the risk shelter of HVB AG for financial 2004 of € 32.5 million. In the corresponding previous year period, the risk shelter amounted to € 115 million, and the additions to provisions

for losses on loans and advances were € 48 million. Without the risk shelter, the additions to provisions for losses on loans and advances at Hypo Real Estate Germany were reduced by € 75.5 million in the first three months of the current financial year.

Net income from investments amounted to € 4 million at Hypo Real Estate Germany.

The balance of other income/expenses of € –4 million contains restructuring expenses which are broken down into current restructuring expenses (€ 1 million) and additions to restructuring provisions (also € 1 million). Overall therefore, restructuring expenses at Hypo Real Estate Bank AG were € 20 million lower than in the corresponding previous year period.

Net loss before taxes of € –1 million were generated in the first quarter of 2004 at Hypo Real Estate Germany. Hypo Real Estate is accordingly on track to meet its intended aim of breaking even in 2004.

PORTFOLIO DEVELOPMENT The loan portfolio mananged by the bank amounted to € 89.6 billion on March 31, 2004 compared with € 92.9 billion as of December 31, 2003. Of this figure, an unchanged portion of around € 37.4 billion (41%) was attributable to real estate financing, and another portion of € 52.2 billion (59%) was attributable to municipal business, including bonds and debentures. The municipal loan portfolio declined by € 2.2 billion, and the real estate financing

TOTAL PORTFOLIO
As of March 31, 2004


Commercial real estate 18%
Housing construction 23%
Puclic-sector financing business 59%

PORTFOLIO BY COUNTRIES
As of March 31, 2004


France 1%
Great Britain 2%
The Netherlands 5%
Germany 92%

COMMERCIAL PORTFOLIO BY PROPERTY TYPE
As of March 31, 2004


Other 11%
Hotels 8%
Logistics/warehousing 5%
Office buildings 45%
Retail trade 31%

portfolio declined by € 1.1 billion as a result of the still restrictive new business policy and the fact that prolongations were selected on the basis of strict risk and return considerations. The strategy of reducing the loan portfolio by a further € 1.0 billion was continued particularly in the field of private mortgage lending.

The regional break-down also remained unchanged, with 92% of the portfolio in Germany and 8 % in other European countries, mainly the Netherlands and Great Britain.

In the portfolio break-down according to property type, office buildings and retail properties are predominant (around 76 %).

Hypo Real Estate Holding Shares

In the first quarter of 2004, the equity markets which had been constantly rising since mid-2003 entered a phase of consolidation, one of the reasons being the terrorist attack in Madrid on March 11. Between January and March, the DAX declined by 2.7 % and thus underperformed the international benchmark indices Dow Jones (+1.0%) and Euro STOXX 50 (–1.0 %). Contrary to this development, the MDAX and the Subindex Prime Banks outperformed the German DAX, considerably so in certain cases, expanding by 6.3 % and 1.3 % respectively.

SHARE
Index: 30.12.2003 = 100



135
130
125
120
115
110
105
100
95
90
30.12.2003
30.1.2004
27.2.2004
31.3.2004
■ CXPB (Prime Banks)
MDAX
□ HRX (Hypo Real Estate Holding AG)

Hypo Real Estate shares again outperformed the overall market in these conditions. Between January and March, the shares advanced by 15.4%, outperforming the benchmark MDAX by 9.1 percentage points and also outperforming the subindex Prime Banks by 14.0 percentage points. This above-average performance improved further, particularly at the end of the period under review, when the stock indices were consolidating, whereas Hypo Real Estate shares were moving sideways.

BASIC DATA OF HYPO REAL ESTATE SHARES IN THE FIRST QUARTER 2004

in € millions

Number of listed shares	Number	130,433,775
Average number of listed shares in Q1	Number	130,433,775
Market capitalization as of 31.3.2004	€ m	2,977
Number of ordinary shares as of 31.3.2004	Number	130,433,775
Number of preference shares as of 31.3.2004	Number	3,638,400
Earnings per share	€	0.31
Q1 high (8.3.2004) [1]	€	25.00
Q1 low (2.1.2004) [1]	€	20.80
Initial listing on 6.10.2003	€	11.25
Quarterly closing price [1]	€	22.83
Securities identification number – ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Known shareholders with a more than 5 % stake		Brandes Investment Partners 9.09 %

1) Xetra closing prices on the Frankfurt stock exchange.

The employees of the Hypo Real Estate Group

The total number of persons employed within the Hypo Real Estate Group has declined slightly compared with December 31, 2003. On March 31, 2004, the total number of persons employed in the Hypo Real Estate Group was 1,449, compared with 1,461 on December 31, 2003. The development in the three segments was as follows: Hypo Real Estate Bank International continued to set up and expand business at its headquarters in Dublin and also in its international locations by way of recruiting suitably qualified staff. Dublin employed 123 persons on March 31, 2004 compared with 104 persons at the end of 2003. Including the new international locations established in Tokyo and Hong Kong and the process of setting up Capital Markets, the total number of persons employed was 417 compared with 344 as of December 31, 2003.

At Württembergische Hypothekenbank AG, the number of employees remained virtually constant at 174.

Hypo Real Estate Bank AG continued to downsize its work force as planned. As of March 31, 2004, it employed 814 persons, compared with 853 at the beginning of the year.

A group works council was set up in February 2004; it is responsible for all operations of the Hypo Real Estate Group in Germany. The committee consists of four members chaired by Herr Helmut Aichberger. The Managing Board looks forward to constructive co-operation with the group works council within an atmosphere of mutual trust.

6. Business development in the Group

Development of income The development of business in the Group in the first quarter of this financial year is satisfactory. All three business segments and the Group are in line budgeted net income before taxes and have even exceeded targets in certain cases. As of March 31, 2004, the Group's declared target of 3.5 – 4.0 % for return on equity after taxes had been met.

The process of downsizing the domestic portfolio at Hypo Real Estate Germany was on schedule in the first quarter of 2004. Because the new international business planned for the full year is not yet balancing the reduction in risk assets in Germany, risk assets have fallen as of the reference date.

in € millions

	1.1.–31.3.2004	Pro-rata budget 2004
Hypo Real Estate Group		
Operating revenues	191	197 to 201
Provisions for losses on loans and advances	71	71 to 69
General administrative expenses	72	77 to 75
Net income/loss before taxes	55	51 to 56

in %

	1.1.–31.3.2004	Plan 2004
Return on equity after taxes	4.0	3.5 to 4.0

in € millions

	1.1.–31.3.2004	Pro-rata budget 2004
Hypo Real Estate International		
Net income/loss before taxes	46	44 to 46
Württembergische Hypothekenbank		
Net income/loss before taxes	16	14 to 15
Hypo Real Estate Germany		
Net income/loss before taxes	–1	–1 to 0

in %

	31.3.2004	Budget 2004
Risk assets	52	58

Since Hypo Real Estate Holding AG only came into existence when it was entered in the commercial register on September 29, 2003 and numerous restructuring measures took place in 2003, the pro-rata values from the audited consolidated financial statements for the period ending December 31, 2003 have been used as previous year values in this interim report in order to improve comparabilitly.

INCOME STATEMENT

INCOME/EXPENSES
in € millions

	1.1.–31.3. 2004	¼ of 2003	Change in € millions	in %
Net interest income	166	168	–2	–1.2
Provisions for losses on loans and advances	71	63	+8	+12.7
Net interest income after provisions for losses on loans and advances	**95**	**105**	**–10**	**–9.5**
Net commission income	24	11	+13	>+100.0
General administrative expenses	72	65	+7	+10.8
Balance of other operating income/expenses	1	5	–4	–80.0
Operating profit/loss	**48**	**56**	**–8**	**–14.3**
Net income from investments	11	–	+11	>+100.0
Balance of other income/expenses	–4	–17	+13	+76.5
Profit/loss from ordinary activities/ net income/loss before taxes	**55**	**39**	**+16**	**+41.0**
Taxes on income	14	10	+4	+40.0
Net income/loss	**41**	**29**	**+12**	**+41.4**
Minority interest	–	–	–	–
Consolidated profit	**41**	**29**	**+12**	**+41.4**

OPERATING REVENUES Operating revenues of the Group of € 191 million are 3.8 % higher than the corresponding previous year figure. It primarily reflects two developments which have been moving in opposite directions. On the one hand, the Group has benefited at Hypo Real Estate International from expanding its international presence and the fact that income from the commercial US real estate financing portfolio has been fully included in the income statement for the first time. On the other hand, operating revenues of the Group have declined as part of the process of downsizing the portfolio parts with higher risk profile or inadequate margins at Hypo Real Estate Bank AG.

Overall, net interest income has declined only slightly from € 168 million last year to € 166 million. Last year's figure however comprises the pro-rata dividend of FGH Bank of around € 8 million.

Net commission income of € 24 million ($^1/_4$ of 2003: € 11 million) contains an amount of € 8 million attributable to the sale of profit participation rights generated at Hypo Real Estate International.

Other operating income/expenses are stated as a net amount of € 1 million, and are accordingly € 4 million lower than in the corresponding previous year period, which comprised gains on the disposal of real estate which was no longer considered to be necessary.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES The € 71 million additions to provisions for losses on loans and advances are stated as of March 31, 2004 as a net figure after pro-rata adjustment of the risk shelter of HVB AG provided for Hypo Real Estate Bank AG for financial 2004 of € 32.5 million. A provision for losses on loans and advances has precautionary been set in the amount of the calculated standard risk costs at Hypo Real Estate International. The additions to provisions for losses on loans and advances at Württembergische Hypothekenbank correspond to the expected pro-rata figure.

Overall, the additions to provisions for losses on loans and advances are € 8 million higher than the figure for the corresponding previous year period (€ 63 million). However, compared with last year, the additions to provisions for losses on loans and advances excluding the risk shelter declined by € 74 million to € 104 million.

GENERAL ADMINISTRATIVE EXPENSES General administrative expenses increased by € 7 million compared with last year (+10.8 %). This mainly reflects the higher costs incurred as a result of expanding the Group's international presence at Hypo Real Estate International, and also as a result of the additional costs incurred by Hypo Real Estate Holding AG which was only established in September 2003 as the parent company of the Group. At Hypo Real Estate Bank AG, general administrative expenses have been reduced by € 5 million as a result of restructuring and the associated headcount reduction.

NET INCOME FROM INVESTMENTS Net income from investments amounted to € 11 million. If the pro-rata write-down in relation to FGH Bank of around € 8 million contained in the previous year figure is taken into account, adjusted financial investment result increased by € 3 million.

NET INCOME/LOSS BEFORE TAXES Other income/expenses are stated as a net figure of € – 4 million. This comprises restructuring expenses of € 2 million at Hypo Real Estate Bank AG. In turn, this figure comprises current restructuring expenses of € 1 million and additions to restructuring provisions also of € 1 million. In the corresponding previous year figure, restructuring expenses amounted to € 22 million, of which € 14 million were for current restructuring expenses and € 8 million were for additions to restructuring provisions.

Net income before taxes is stated as € 55 million. The item is accordingly 41.0 % up compared with last year. If the positive effect of writing back the liability difference last year ("lucky buy" WestHyp, acquisition of further shares in WestHyp) is eliminated, net income before taxes improved by 83.3 %.

CONSOLIDATED PROFIT Taxes on income (€ 14 million) have been stated on the basis of the expected tax ratio for the year 2004. As of March 31, 2004, net income and consolidated profit at the Hypo Real Estate Group amounted to € 41 million, which is equivalent to a return on equity of 4.0 %. Minority interest, as of December 31, 2003 comprise mainly the guaranteed dividend to the external shareholders of Württembergische Hypothekenbank, and totalled € 1.2 million. Compared with the previous year figure adjusted for the "lucky buy" WestHyp (€ 20 million), the Group's profit has been more than doubled.

Development in the individual business segments

SEGMENT RESULTS

	HREI	WürttHyp	HREGe	Other/ consoli- dation	HREG
Operating performance (in € millions)					
Operating revenues					
1.1.–31.3.2004	83	22	87	–1	191
¼ von 2003	48	26	109	1	184
Provisions for losses on loans and advances					
1.1.–31.3.2004	11	5	55	–	71
¼ of 2003	9	6	48	–	63
General administrative expenses					
1.1.–31.3.2004	26	8	33	5	72
¼ of 2003	16	8	38	3	65
Operating profit/loss					
1.1.–31.3.2004	46	9	–1	–6	48
¼ of 2003	23	12	23	–2	56
Net income from investments					
1.1.–31.3.2004	–	7	4	–	11
¼ of 2003	–1	1	–	–	–
Profit/loss from ordinary activities/net income/loss before taxes					
1.1.–31.3.2004	46	16	–1	–6	55
¼ of 2003	22	13	–3	7	39
Key ratios (in %)					
Cost-income ratio (based on operating revenues)					
1.1.–31.3.2004	31.3	36.4	37.9	–	37.7
31.12.2003	33.2	29.8	34.9	–	35.2

Balance Sheet development The first quarter of 2004 continued to focus on downsizing portfolio parts with a higher risk profile or inadequate margins at Hypo Real Estate Germany. Compared with the end of last year, the Group succeeded in reducing a lending volume of € 2.5 billion at Hypo Real Estate Germany. Overall, lending volume compared with December 31, 2003 declined by 5.6 % to € 107.4 billion. Loans to customers and to banks as well as contingent liabilities have declined.

Total assets declined by € 1.6 billion compared with the end of last year to € 151.3 billion. The municipal loan portfolio declined by € 1.9 billion, and real estate financing increased by € 0.4 billion.

In the first three months of the current financial year, risk assets declined by 3.9 % to € 51.9 billion. Core capital remained unchanged at € 4.1 billion. The core capital ratio accordingly improved from 7.6 % to 7.9 %, and the equity funds ratio also improved from 11.5 % to 11.7 %.

Other information

IFRS PRINCIPLES This interim report has been prepared in accordance with IAS 34. The accounting and valuation methods used are the same as those used in the consolidated financial statements for 2003 (detailed in the annual report 2003, pages 87 et seq.). Segment reporting is based on the same segment structure as in the consolidated financial statements for 2003.

CHANGES TO THE GROUP OF CONSOLIDATED COMPANIES The following companies have been included for the first time in the group of consolidated companies:

- Hypo Real Estate Capital S.A., Paris
- Hypo Real Estate Capital Iberia S.L., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Corp., New York

The following company is no longer included in the group of consolidated companies due to considerations of materiality:

- WestHyp Immobilien Management GmbH & Co. KG, Dortmund.

The group of consolidated companies, which was defined on the basis of materiality criteria, now includes 16 fully consolidated companies.

Earnings outlook In the first three months of the current financial year, all three business units and the Group are in line with forecast, and have even exceeded budgeted figures in certain cases.

The process of downsizing our domestic portfolio and the fact that interest will not be received due to non-performing loans at Hypo Real Estate Germany will continue to depress net interest income. It is expected that the Group will be able to more than compensate this aspect by expanding the international portfolio, improved margins and an extended range of products at Hypo Real Estate International.

For the year 2004, on the basis of expanding new business abroad and further restructuring of the domestic portfolio, the Managing Board of Hypo Real Estate Holding AG expects further on to see net income before taxes improve to € 205 million to € 225 million with net return on equity after taxes improving to between 3.5 % to 4 %.

Results

Income Statement from January 1, 2004 to March 31, 2004

INCOME/EXPENSES
in € millions

	Notes	1.1.–31.3. 2004	¼ of 2003	Change in € millions	in %
Interest income	2	2,015	2,184	–169	–7.7
Interest expenses	2	1,849	2,016	–167	–8.3
Net interest income	2	**166**	**168**	**–2**	**–1.2**
Provisions for losses on loans and advances	3	71	63	+8	+12.7
Net interest income after provisions for losses on loans and advances		**95**	**105**	**–10**	**–9.5**
Commission income		42	27	+15	+55.6
Commission expenses		18	16	+2	+12.5
Net commission income	4	**24**	**11**	**+13**	**>+100.0**
General administrative expenses	5	72	65	+7	+10.8
Balance of other operating income/expenses	6	1	5	–4	–80.0
Operating profit/loss		**48**	**56**	**–8**	**–14.3**
Net income from investments		11	–	+11	>+100.0
Balance of other income/expenses	8	–4	–17	+13	+76.5
Profit/loss from ordinary activities/net income/loss before taxes		**55**	**39**	**+16**	**+41.0**
Taxes on income	9	14	10	+4	+40.0
Net income/loss		**41**	**29**	**+12**	**+41.4**
Minority interest		–	–	–	–
Consolidated profit		**41**	**29**	**+12**	**+41.4**

EARNINGS PER SHARE
in €

	Notes	1.1.–31.3. 2004	¼ of 2003
Earnings per share (excl. amortisation of goodwill)	10	0.31	0.22
Earnings per share	10	0.31	0.22

Balance Sheet at March 31, 2004

ASSETS
in € millions

	Notes	31.3.2004	31.12.2003	Change in € millions	in %
Cash reserve		498	489	+9	+1.8
Placements with, and loans and advances to, other banks		23,007	24,981	−1,974	−7.9
Loans and advances to customers		82,858	85,505	−2,647	−3.1
Allowances for losses on loans and advances	12	−1,949	−1,896	−53	−2.8
Investments	13	37,847	36,471	+1,376	+3.8
Property, plant and equipment		17	29	−12	−41.4
Intangible assets		14	13	+1	+7.7
Other assets		6,355	5,029	+1,326	+26.4
Tax assets		2,647	2,256	+391	+17.3
Total assets		**151,294**	**152,877**	**−1,583**	**−1.0**

SHAREHOLDERS' EQUITY AND LIABILITIES

in € millions

	Notes	31.3.2004	31.12.2003	Change in € millions	Change in %
Deposits from other banks	14	19,960	19,351	+609	+3.1
Amounts owed to other depositors	15	7,556	7,844	−288	−3.7
Promissory notes and other liabilities evidenced by paper	16	106,456	110,153	−3,697	−3.4
Provisions	17	211	210	+1	+0.5
Other liabilities		10,495	8,786	+1,709	+19.5
Tax liabilities		1,570	1,273	+297	+23.3
Subordinated capital	18	2,348	2,476	−128	−5.2
Minority interest		13	14	−1	−7.1
Shareholders' equity		2,685	2,770	−85	−3.1
Subscribed capital		402	402	–	–
Additional paid-in capital		3,310	3,310	–	–
Retained earnings		472	358	+114	+31.8
Revaluation reserve		−1,577	−1,415	−162	−11.4
AfS reserve		143	48	+95	>+100.0
Cash flow hedge reserve		−1,720	−1,463	−257	−17.6
Profit carried forward		37	–	+37	>+100.0
Consolidated profit		41	115	−74	−64.3
Total shareholders' equity and liabilities		**151,294**	**152,877**	**−1,583**	**−1.0**

Statement of changes in shareholders' equity

in € millions

	2004	2003
Shareholders' equity at 1.1.	**2,770**	**2,994**
Changes		
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	114	–10
Revaluation reserve	–162	–329
AfS reserve	95	–32
Cash flow hedge reserve	–257	–297
Profit carried forward	37	–
Consolidated profit	–74	115
Shareholders' equity at 31.3.2004/31.12.2003	**2,685**	**2,770**

Cash Flow Statement

in € millions

	2004	2003
Cash and cash equivalents at 1.1.	**489**	**79**
+/– Cash flows from operating activities	1,732	–3,275
+/– Cash flows from investing activities	–1,509	3,189
+/– Cash flows from financing activities	–55	337
+/– Effects of exchange rate changes	–159	159
Cash and cash equivalents at 31.3.2004/31.12.2003	**498**	**489**

Notes to the Income Statement

1 Segment reporting

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT
in € millions

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
1.1.–31.3.2004	50	26	91	–1	166
¼ of 2003	34	27	105	2	168
Provisions for losses on loans and advances					
1.1.–31.3.2004	11	5	55	–	71
¼ of 2003	9	6	48	–	63
Net interest income after provisions for losses on loans and advances					
1.1.–31.3.2004	**39**	**21**	**36**	**–1**	**95**
¼ of 2003	**25**	**21**	**57**	**2**	**105**
Net commission income					
1.1.–31.3.2004	32	–4	–4	–	24
¼ of 2003	14	–1	–2	–	11
General administrative expenses					
1.1.–31.3.2004	26	8	33	5	72
¼ of 2003	16	8	38	3	65
Balance of other operating income/expenses					
1.1.–31.3.2004	1	–	–	–	1
¼ of 2003	–	–	6	–1	5

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT (continuation)
in € millions

	HREI	WürttHyp	HREGe	Other/ consoli- dation	HREG
Operating profit/loss					
1.1.–31.3.2004	**46**	**9**	**–1**	**–6**	**48**
¼ of 2003	**23**	**12**	**23**	**–2**	**56**
Net income from investments					
1.1.–31.3.2004	–	7	4	–	11
¼ of 2003	–1	1	–	–	–
Balance of other income/expenses					
1.1.–31.3.2004	–	–	–4	–	–4
¼ of 2003	–	–	–26	9	–17
thereof:					
Restructuring expenses					
1.1.–31.3.2004	–	–	2	–	2
¼ of 2003	–	–	22	–	22
thereof:					
Additions to restructuring provisions					
1.1.–31.3.2004	–	–	1	–	1
¼ of 2003	–	–	8	–	8
Profit/loss from ordinary activities/net income/loss before taxes					
1.1.–31.3.2004	**46**	**16**	**–1**	**–6**	**55**
¼ of 2003	**22**	**13**	**–3**	**7**	**39**
Taxes on income					
1.1.–31.3.2004	13	–	–	1	14
¼ of 2003	8	–	1	1	10
Net income/loss					
1.1.–31.3.2004	**33**	**16**	**–1**	**–7**	**41**
¼ of 2003	**14**	**13**	**–4**	**6**	**29**

KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT
in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio				
(based on operating revenues)				
1.1.–31.3.2004	31.3	36.4	37.9	37.7
31.12.2003	33.2	29.8	34.9	35.2
Return on equity after taxes				
(rate of amortisation of goodwill)				
1.1.–31.3.2004	9.6	10.1	–0.2	4.0
31.12.2003	4.3	8.2	–0.7	2.8
Return on equity after taxes				
1.1.–31.3.2004	9.6	10.1	–0.2	4.0
31.12.2003	4.3	8.2	–0.7	2.8

KEY CAPITAL RATIOS (BASED ON GERMAN COMMERCIAL CODE), BROKEN DOWN BY BUSINESS SEGMENT

EQUITY FUNDS[1]
in € millions

	HREI	WürttHyp	HREGe	HREG
Core capital				
31.3.2004	1,452	646	2,114	4,098
31.12.2003[2]	1,300	646	2,262	4,122
Supplementary capital				
31.3.2004	750	340	1,118	2,017
31.12.2003[2]	834	340	1,142	2,126
Equity capital				
31.3.2004	2,202	986	3,232	6,115
31.12.2003[2]	2,134	986	3,404	6,248
Tier-III capital				
31.3.2004	–	–	–	–
31.12.2003[2]	–	–	–	–
Total equity funds				
31.3.2004	2,202	986	3,232	6,115
31.12.2003[2]	2,134	986	3,404	6,248

1) Consolidated pursuant to section 10a German Banking Act (KWG).
2) Based on financial statements approved by the Supervisory Board.

CAPITAL RATIOS
in %

	HREI	WürttHyp	HREGe	HREG
Core capital ratio				
31.3.2004	10.3	7.4	7.2	7.9
31.12.2003 1)	8.9	6.9	7.4	7.6
Equity capital ratio				
31.3.2004	15.6	11.2	11.0	11.8
31.12.2003 1)	14.7	10.5	11.1	11.6
Equity funds ratio				
31.3.2004	15.5	11.2	11.0	11.7
31.12.2003 1)	14.6	10.5	11.1	11.5

1) Based on financial statements approved by the Supervisory Board.

2 Net interest income

in € millions

	1.1.–31.3.2004	¼ of 2003
Interest income from	**2,015**	**2,184**
Lending and money market transactions	1,630	1,747
Fixed-income securities and government-inscribed debt	382	426
Equity securities and other variable-yield securities	–	2
Investments	3	8
Investment property	–	1
Interest expenses for	**1,849**	**2,016**
Deposits	774	794
Promissory notes and other liabilities evidenced by paper	1,039	1,193
Subordinated capital	32	28
Other	4	1
Total	**166**	**168**

INTEREST MARGINS
in %

	31.3.2004	31.12.2003
Based on average risk assets according to BIS	1.25	1.25
Based on average volume of business	0.44	0.44

3 Provisions for losses on loans and advances

in € millions

	1.1.–31.3.2004	¼ of 2003
Additions	**83**	**71**
Allowances for losses on loans and advances	83	70
Allowances for losses on guarantees and indemnities	–	1
Releases	**–11**	**–7**
Allowances for losses on loans and advances	–11	–7
Allowances for losses on guarantees and indemnities	–	–
Recoveries from write-offs of loans and advances	**–1**	**–1**
Total	**71**	**63**

The € 71 million additions to provisions for losses on loans and advances are stated as of March 31, 2004 as a net figure after pro-rata adjustment of the risk shelter provided by HVB AG to Hypo Real Estate Bank AG for financial 2004 of € 32.5 million.

4 Net commission income

in € millions

	1.1.–31.3.2004	¼ of 2003
Securities and custodial services	–	5
Foreign trade operations / money transfer operations	–	–
Lending operations	4	5
Other service operations	20	1
Total	**24**	**11**

5 General administrative expenses

in € millions

	1.1.–31.3.2004	¼ of 2003
Personnel expense	**41**	**33**
Wages and salaries	32	25
Social security costs	5	4
Pension and other employee benefit costs	4	4
Other administrative expenses	**28**	**27**
Depreciation and amortisation	**3**	**5**
on property, plant and equipment	1	2
on software and other intangible assets, excl. goodwill	2	3
Total	**72**	**65**

6 Balance of other operating income/expenses

in € millions

	1.1.–31.3.2004	¼ of 2003
Other operating income	2	12
Other operating expenses	1	7
Balance of other operating income/expenses	**1**	**5**

7 Operating revenues

in € millions

	1.1.–31.3.2004	¼ of 2003
Net interest income	166	168
Net commission income	24	11
Balance of operating income/expenses	1	5
Total	**191**	**184**

8 Balance of other income/expenses

in € millions

	1.1.–31.3.2004	¼ of 2003
Other income	**–**	**9**
Other expenses	**4**	**26**
thereof:		
Other taxes	–	–
Restructuring expenses	2	22
thereof:		
Additions to restructuring provisions	1	8
Balance of other income/expenses	**–4**	**–17**

Restructuring expenses of € 2 million were incurred in the first quarter of 2004 as part of the process of restructuring the problematical business segment Hypo Real Estate Germany. This figure comprises current restructuring expenses of € 1 million and additions to restructuring provisions in accordance with IAS 37 of € 1 million. The year 2004 no longer includes the effect attributable to the writing back of the difference on the liabilities side of the balance sheet (pro-rata € 9 million other income).

9 Taxes on income Taxes on income have been stated on the basis of the expected tax ratio for the year 2004.

in € millions

	1.1.–31.3.2004	¼ of 2003
Current taxes	14	9
Deferred taxes	–	1
Total	**14**	**10**

10 Earnings per share

	1.1.–31.3.2004	¼ von 2003
Net income/loss, adjusted for minority interest, in € millions	41	29
Net income/loss, adjusted for minority interest and before amortisation of goodwill, in € millions	41	29
Average number of shares	134,072,175	134,072,175
Earnings per share (excl. amortisation of goodwill), in €	**0.31**	**0.22**
Earnings per share, in €	**0.31**	**0.22**

Notes to the Consolidated Balance Sheet

11 Total volume of lending

in € millions

	31.3.2004	31.12.2003
Placements with, and loans and advances to, other banks	18,446	19,216
Loans and advances to customers	82,358	85,505
Contingent liabilities	6,577	9,005
Total	**107,381**	**113,726**

12 Allowances for losses on loans and advances

in € millions

	2004	2003
Balance at 1.1.	**1,896**	**1,475**
Changes affecting income	72	252
+ Gross additions	83	281
– Releases	–11	–29
Changes not affecting income	–19	169
– Use of existing loan-loss allowances	–60	–371
+/– Effects of currency translation and other changes not affecting income	41	540
Balance at 31.3.2004/31.12.2003	**1,949**	**1,896**

13 Investments

in € millions

	31.3.2004	31.12.2003
Held-to-maturiy investments	15,363	16,379
Debt securities and other fixed-income securities	15,363	16,379
Available-for-sale investments	22,484	20,055
Investments in non-consolidated subsidiaries	208	242
Participating interests	6	6
Debt securities and other fixed-income securities	22,270	19,807
Investment property	–	37
Total	**37,847**	**36,471**

14 Deposits from other banks by maturities

in € millions

	31.3.2004	31.12.2003
Repayable on demand	735	770
With agreed maturities	19,225	18,581
Total	**19,960**	**19,351**

15 Amounts owed to other depositors by maturities

in € millions

	31.3.2004	31.12.2003
Repayable on demand	198	325
With agreed maturities	7,358	7,519
Total	**7,556**	**7,844**

16 Promissory notes and other liabilities evidenced by paper, broken down by maturities

in € millions

	31.3.2004	31.12.2003
With agreed maturities		
up to 3 months	4,091	6,294
from 3 months to 1 year	17,161	17,556
from 1 year to 5 years	60,990	61,844
from 5 years and over	24,214	24,459
Total	**106,456**	**110,153**

17 Provisions

in € millions

	31.3.2004	31.12.2003
Provisions for pensions and similar obligations	142	140
Restructuring provisions	35	35
compliant with IAS 37	35	35
Allowances for losses on guarantees and indemnities	5	6
Other provisions	29	29
thereof:		
Long-term liabilities to employees	7	7
Total	**211**	**210**

18 Subordinated capital

in € millions

	31.3.2004	31.12.2003
Subordinated liabilities	1,599	1,727
Participating certificates outstanding	749	749
Total	**2,348**	**2,476**

19 Treasury stock Neither Hypo Real Estate Holding AG itself nor any companies in which a majority is held had shares (treasury stock) of the Hypo Real Estate Holding AG.

Other information

20 Contingent liabilities and other commitments

in € millions

	31.3.2004	31.12.2003
Contingent liabilities [1]	**6,577**	**9,005**
From guarantees and indemnities	6,577	9,005
Loan guarantees	35	–
Guarantees and indemnity agreements	6,312	9,005
Documentary credits	230	–
Other commitments	**2,647**	**2,597**
Irrevocable credit commitments	2,609	2,571
Book credits	73	36
Mortgage and municipal loans	2,536	2,535
Other commitments	38	26
Total	**9,224**	**11,602**

1) Contingent liabilities are offset by contingent assets to the same amount.

Management Structure and Executive Bodies

Hypo Real Estate Holding AG

Hypo Real Estate Holding AG – Supervisory Board

Kurt F. Viermetz
Chairman

Dr. Ferdinand Graf von Ballestrem

Dr. Götz Wricke

Hypo Real Estate Holding AG – Executive Board

Georg Funke
CEO

Dr. Markus Fell

Frank Lamby

Dr. Paul Eisele

Johann Berger

Hypo Real Estate Bank International puc
Management Board

Georg Funke
CEO

Dr. Markus Fell
(since 1.4.2004)

Frank Lamby

Jürgen Fenk

Eckehard Dettinger-Klemm

Stephan Bub
(since 1.1.2004)

Dieter Heusel
(up to 31.3.2004)

Württembergische Hypothekenbank AG
Executive Board

Dr. Paul Eisele
Speaker

Dr. Dittmar Hagedorn

Friedrich-Wilhelm Ladda

Dr. Robert Grassinger

Hypo Real Estate Bank AG
Executive Board

Johann Berger
Speaker

Frank Hellwig

Theodor Knepper

Manuela Better
(since 1.1.2004)

Hypo Real Estate Holding AG In the period under review, there were no changes in the persons appointed to the Managing Board and Supervisory Board of the holding company.

Hypo Real Estate Bank International Stephan Bub (as of January 1, 2004) and Dr. Markus Fell (as of April 1, 2004) were appointed Executive Members to the Board of Directors of Hypo International. Dieter Heusel retired as of March 31, 2004. We would like to thank him for his many years of valuable work. Non-executive Members on Board of Directors of Hypo International:
Kurt F. Viermetz (chairman) | John Donnelly (deputy chairman), former chairman of Deloitte & Touche, Ireland | Dr. John Bourke, former managing director of AIB Investment Managers | Stephen Musgrave (since April 1, 2004), CEO of Grosvenor Estate Holdings, Ltd., Ireland | Thomas Quinn (since April 1, 2004), managing partner of T. S. Quinn Associates LLC, New York.

Württembergische Hypothekenbank AG Dr. Robert Grassinger was appointed as deputy member of the Managing Board of WürttHyp as of April 1, 2004. The Supervisory Board consists of the following members:
Georg Funke (chairman) | Frank Lamby (1st deputy chairman) | Rudi Schühle (2nd deputy chairman), member of the Managing Board of GZ-Bank AG Frankfurt (ret.) | Dr. Markus Fell | Dr. Frank Heintzeler, spokesman of the Managing Board of Baden-Württembergischen Bank AG | Jörg Menno Harms, chairman of the Managing Board of Hewlett-Packard GmbH and Holding | Horst Hofmann, employee of Württemberger Hypo | Gerhard Huber, employee of Württemberger Hypo | Dr. Karl-Hermann Lowe, member of the Managing Board of Allianz Versicherungs-AG | Dr. Manfred Scholz, managing director of Augsburg Airways GmbH & Co. KG | Wolfgang Schopf, employee of Württemberger Hypo | Nicole Seitz, employee of Württemberger Hypo.

Hypo Real Estate Bank AG Manuela Better was appointed as a further member of the Managing Board of Hypo Real Estate Bank AG as of January 1, 2004. The Supervisory Board consists of the following persons:
Georg Funke (chairman) | Frank Lamby (deputy chairman) | Helmut Aichberger, employee of Hypo Real Estate Bank | Dr. Paul Eisele | Dr. Markus Fell | Georg Kordick, employee of Hypo Real Estate Bank.

Addresses and contacts

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-783
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 61 16-100
Fax +353 1 61 16-105
Contact: Carol Tancock
marketing@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Armin Graßhoff
armin.grasshoff@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhäuser
gerhard.hinterhauser@hypointernational.com

London location
Hypo Real Estate Capital Ltd.
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
Harin.Thaker@hypointernational.com

Luxembourg location
Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
info@pbi.lu

Madrid location
Hypo Real Estate Capital Iberia S.L.
Paseo de Recoletos, 3–4°
28004 Madrid
Spain
Telephone +34 91 59 50-420
Fax +34 91 53 29-748
Contact: Markus Beran
Markus.Beran@hypointernational.com

Milan location
Hypo Real Estate Capital Italia S.p.A.
C.so Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Jobst Lehmann
Jobst.Lehmann@hypointernational.com

Munich location
Hypo Real Estate Bank International
Germany/CEE branch
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Christoph Donner
Christoph.Donner@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Robert Dowling
Robert.Dowling@hypointernational.com
Peter Hannigan
Peter.Hannigan@hypointernational.com

Paris location
Hypo Real Estate Capital France S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Michel Koch
Michel.Koch@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Scandinavia branch
Kungsgatan 17
11143 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact:
Constantin Graf zu Stolberg
Constantin.Stolberg@hypointernational.com

Tokyo location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square East Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 32 85-14 40
Fax +81 3 32 85-14 42
Contact:
Dr. Leonard Meyer zu Brickwedde
Leonard.MeyerzuBrickwedde
@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-10 319
Contact: Reiner Barthuber
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Manfred Weil
(loan business), Dr. Robert Grassinger
("Pfandbrief" business)
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-783
www.hyporealestate.com